WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284

May 31, 2006

Mr. Thomas Kluck
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re:	Sputnik, Inc.
Registration Statement on Form SB-2
Amendment No. 11.
File No. 333-126158

Dear Mr. Kluck:

On behalf of Sputnik, Inc., we have filed on EDGAR Amendment No. 11 to the above registration statement.

With respect to the comments in your letter dated May 24, 2006, please be advised as follows;

1.	No additional expenses are to be paid, directly or indirectly, to GoPublicToday.com from the Use of Proceeds.
2.	Ownership updated, page 21, last paragraph of section, marked EDGAR filing.
3.	Reasons for increase discussed, page 29, first full paragraph, marked EDGAR filing.
4.	Language revised, page 28, last full paragraph, marked EDGAR filing.
5.	Language added, last paragraph, page 30, marked EDGAR filing.
6.	Relationship and beneficial owner disclosed, last paragraph, page 33, marked EDGAR filing.
7.	Listed as promoter, page 34, last paragraph of section, marked EDGAR filing.
8.	PCMS owner indicated, last paragraph, page 33, marked EDGAR filing.
9.	Updated through end of fiscal quarter, page 22, second full paragraph, marked EDGAR filing.
10.	Auditors report revised.

Due to changing market conditions during the pendency of this registration statement, the registrant has now amended its registration statement to cover an offering up to a total of 1,250,000 shares of common stock at an offering price is $.65 share. Conforming changes have been made throughout the registration statement and the additional filing fee has been paid.

We believe that we have adequately addressed all concerns and comments.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ

Michael T. Williams, Esq.